

July 21, 2014

Via E-mail
Mr. Ryan Campbell
Boomerang Systems, Inc.
30 A Vreeland Road
Florham Park, New Jersey 07932

> **Re: Boomerang Systems, Inc.**
> **Schedule TO-I**
> **Filed July 11, 2014**
> **File No. 005-40549**

Dear Mr. Campbell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please disclose the actual number of shares of common stock that will be issued per unit tendered. If that cannot be determined at this time, please advise how you will comply with Rule 13e-4(f)(1)(ii).

2.   Please make the disclosure required by Item 1010(c)(4) of Regulation M-A.

Interests of Directors and Executive Officers; Transactions and Arrangements, page 20

3.   Please disclose the percentage of subject securities that are beneficially owned by each person. See Item 1008(a) of Regulation M-A.

Additional Information, page 27

4.   We note the disclosure in the final paragraph of this section. The federal securities laws do not authorize incorporation by reference in the manner that this disclosure appears to contemplate. Please revise to indicate that you will disclose material changes to the information previously published, sent or given to security holders promptly in the manner specified in Rule 13e-4(e)(3). See also Rule 13e-4(d)(2).

Election to Participate

5.   We note the bolded disclosure on page 2. Please confirm that no holder owns notes separate from warrants, or warrants separate from notes. Alternatively, please provide your analysis under Rule 13e-4(f)(8)(i), given that holders cannot tender notes without warrants and vice versa.

6.   Please advise how you determined that the final three representations set forth on page 3 are consistent with Rule 13d-4(f)(8)(i).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Brad L. Shiffman, Esq.
       Blank Rome LLP